Exhibit 21.1

Subsidiaries of UpHealth, Inc.

Name	Jurisdiction of Formation
UpHealth Holdings, Inc.	Delaware
TTC Healthcare, Inc.	Delaware
Behavioral Health Services, LLC	Delaware
Thrasys, Inc.	California
Glocal Healthcare Systems Private Limited	India